SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,184,999 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,184,999 (1)
11.	Aggregate amount beneficially owned by each reporting person 8,184,999 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.1% (1)
14.	Type of reporting person (see instructions) IA

(1)	Consists of (i) 5,293,750 shares of Class A common stock, par value $0.0001 per share (the “Class A Stock”), of the Issuer, 1,293,750 of which are subject to a lock-up period, vesting, and/or forfeiture, and (ii) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 warrants (the “Warrants”), with each Warrant providing the right to purchase one-half share of Class A Stock per Warrant at a price of $5.75 per half share.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,208,303 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,208,303 (1)
11.	Aggregate amount beneficially owned by each reporting person 6,208,303 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.5% (1)
14.	Type of reporting person (see instructions) OO

(1)	Consists of (a) 3,837,635 shares of Class A Stock, 937,635 of which are subject to a lock-up period, vesting, and/or forfeiture, and (b) 2,370,668 shares of Class A Stock that could be obtained upon conversion of 4,741,337 Warrants.

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1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,208,303 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,208,303 (1)
11.	Aggregate amount beneficially owned by each reporting person 5,208,303 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 47.1%
14.	Type of reporting person (see instructions) PN

(1)	Consists of (a) 3,837,635 shares of Class A Stock, 937,635 of which are subject to a lock-up period, vesting, and/or forfeiture, and (b) 1,370,668 shares of Class A Stock that could be obtained upon conversion of 2,741,337 Warrants.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Co-Invest Debt Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,000,000 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,000,000 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,000,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.4%
14.	Type of reporting person (see instructions) PN

(1)	Consist of 1,000,000 shares of Class A Stock that could be obtained upon conversion of 2,000,000 Warrants.

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1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,184,999 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,184,999 (1)
11.	Aggregate amount beneficially owned by each reporting person 8,184,999 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.1% (1)
14.	Type of reporting person (see instructions) IN

(1)	Consists of (a) 5,293,750 shares of Class A Stock, 1,293,750 of which are subject to a lock-up period, vesting, and/or forfeiture, and (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Warrants.

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1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,184,999 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,184,999 (1)
11.	Aggregate amount beneficially owned by each reporting person 8,184,999 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.1% (1)
14.	Type of reporting person (see instructions) IN

(1)	Consists of (a) 5,293,750 shares of Class A Stock, 1,293,750 of which are subject to a lock-up period, vesting, and/or forfeiture, and (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Warrants.

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Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Stock”), of Purple Innovation, Inc. (the “Issuer”) (formerly known as Global Partner Acquisition Corp. (“GPAC”)), a Delaware corporation. The principal executive offices of the Issuer are located at 123 East 200 North, Alpine, UT 84004.

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Adam Gray, a director of the Issuer (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.

(c)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP and COC, which are investment limited partnerships. CC is the General Partner of CCP and COC. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

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Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Class A Stock and Warrants by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$29,000,000	(1)
COC	Working Capital	$0	(2)
Separate Account	Working Capital	$11,000,000	(3)

(1)	Pursuant to the Subscription Agreement (as defined below), CCP purchased 2,900,000 shares of Class A Stock at a purchase price of $10.00 per share. In addition, pursuant to the terms of the Subscription Agreement, CCP received 2,378,966 Warrants and 937,635 Founder Shares (as defined below). Pursuant to the terms of the Credit Agreement (as defined below), under which CCP agreed to make a loan of $3,623,711, CCP received 362,371 Warrants.
(2)	Pursuant to the terms of the Credit Agreement, under which COC agreed to make a loan of $20,000,000, COC received 2,000,000 Warrants.
(3)	Pursuant to the Subscription Agreement, the Separate Account purchased 1,100,000 shares of Class A Stock at a purchase price of $10.00 per share. In addition, pursuant to the terms of the Subscription Agreement, the Separate Account received 903,534 Warrants and 356,115 Founder Shares (defined below). Pursuant to the terms of the Credit Agreement, under which the Separate Account agreed to make a loan of $1,376,289, the Separate Account received 137,629 Warrants.

Item 4. Purpose of Transaction.

Overview

On February 2, 2018, the Issuer consummated a business combination pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, PRPL Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub”), Purple Innovation, LLC, a Delaware limited liability company (“Purple LLC”), InnoHold, LLC, a Delaware limited liability company and the sole equity holder of Purple LLC (“Innohold”), and Global Partner Sponsor I LLC, solely in its capacity thereunder as the representative of GPAC after the consummation of the transactions contemplated by the Merger Agreement (the “Sponsor”), which provided for the Issuer’s acquisition of Purple LLC’s business through a merger of Merger Sub with and into Purple LLC, with Purple LLC being the survivor in the merger (the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from “Global Partner Acquisition Corp.” to “Purple Innovation, Inc.”

Credit Agreement and Parent Guaranty

On February 2, 2018, Purple LLC entered into a Credit Agreement (the “Credit Agreement”) with CCP, the Separate Account and COC (together with CCP and the Separate Account, the “Lenders”), pursuant to which the Lenders agreed to make a loan to Purple LLC in an aggregate principal amount of $25 million (the “Loan”). The Loan was closed and funded in connection with the Closing of the Business Combination on February 2, 2018. As part of the Credit Agreement, the Sponsor agreed to assign to the Lenders an aggregate of 2,500,000 Warrants to purchase 1,250,000 shares of Class A Stock.

In connection with the Credit Agreement, on February 2, 2018, the Issuer entered into a Parent Guaranty (the “Parent Guaranty”) with the Lenders pursuant to which the Issuer agreed to an unconditional guaranty of the payment of all obligations and liabilities of Purple LLC under the Credit Agreement.

CUSIP No. 74640Y 106

The foregoing summary of the Credit Agreement and Parent Guaranty does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Credit Agreement and Parent Guaranty, respectively, which are filed as Exhibits 2 and 3, respectively, to this Schedule 13D and are incorporated by reference herein.

Private Placement and Appointment of Adam Gray as a Director

On February 1, 2018, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with CCP and the Separate Account, pursuant to which CCP agreed to purchase from the Issuer 2,900,000 shares of Class A Stock at a purchase price of $10.00 per share and the Separate Account agreed to purchase from the Issuer 1,100,000 shares of Class A Stock at a purchase price of $10.00 per share (the “Private Placement”).

The Subscription Agreement provides that the Issuer would commit to elect or appoint a designee of CCP and the Separate Account to become a member of the board of directors of the Issuer following the Closing. In connection with the Closing, the board of directors of the Issuer adopted resolutions increasing the number of directors of the Issuer to eight and appointing Gray as a director. The Subscription Agreement also provides that, for long as CCP and the Separate Account (together with any other funds or accounts managed by CCM) hold in the aggregate at least 50% of the number of shares of Class A Stock held by CCP and the Separate Account as of and after giving effect to the Closing, the Issuer shall nominate and include one designee of CCM in each slate of members of the board of directors proposed to stockholders of the Issuer, whether at the annual meeting or otherwise, subject to certain conditions.

Under the Subscription Agreement, so long as CCP and the Separate Account hold at least 50% of the number of shares of Class A Stock held by them in the aggregate as of and after giving effect to the Closing, CCP and the Separate Account (and any other funds or accounts managed by CCM) have a right of first refusal to provide all, but not less than all, of any of the following financings by the Issuer or any of its subsidiaries: (i) preferred equity financing with a preference to or over any of the terms of the Issuer’s common stock and (ii) any debt financing with a principal amount outstanding (together with all other debt provided by lender or group of lenders) greater than or equal to $10 million, other than (x) the replacement or refinancing of existing indebtedness or (y) an asset based loan on customary terms with an all in interest rate of not greater than 5% per year, by the Issuer or any of its subsidiaries.

The Subscription Agreement also provides that each of CCP and the Separate Account will have preemptive rights with respect to future sales of the Issuer’s Equity Securities (as such term is defined in Subscription Agreement) provided it holds at least 50% of the number of shares of Class A Stock held by it as of and after giving effect to the Closing, subject to certain exceptions.

On February 2, 2018, in connection with the Closing of the Business Combination, the Issuer and CCP and the Separate Account completed the Private Placement in accordance with the terms of the Subscription Agreement.

The foregoing summary of the Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreement, which is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

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Warrant Assignment Agreement

In connection with the Private Placement and the Credit Agreement, on February 2, 2018, the Sponsor, the Issuer, Continental Stock Transfer and Trust Company, CCP, the Separate Account and COC entered into an Agreement to Assign Sponsor Warrants (the “Warrant Assignment Agreement”), pursuant to which the Sponsor agreed to assign to CCP, the Separate Account and COC an aggregate of 5,782,500 outstanding sponsor warrants (the “Warrants”), including 3,282,500 Warrants related to the Private Placement and 2,500,000 Warrants related to the Credit Agreement. Each Warrant entitles the holder thereof to purchase one-half of one share of Class A Stock at a price of $5.75 per half share, subject to adjustment. A Warrant may be exercised only during the period (x) commencing on the date that is thirty (30) days after the first date on which the Issuer completed the Business Combination and (y) terminating at 5:00 p.m., New York City time, on the date that is five (5) years after the date on which the Issuer completed the Business Combination.

In accordance with Subscription Agreement and Warrant Assignment Agreement, the Warrants are subject to the terms of (i) Section 7 of a Letter Agreement, dated July 29, 2015, by and among the Issuer and certain security holders, officers and directors of the Issuer (the “Insider Letter”), (ii) a Sponsor Warrants Purchase Agreement, dated as of June 11, 2015, by and between the Issuer and the Sponsor (the “Warrant Purchase Agreement”), and (iii) a Warrant Agreement, dated as of July 29, 2015, by and between the Issuer and Continental Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). The Insider Letter prohibits any transfer of the Warrants or Class A Stock issued or issuable upon the exercise thereof, until thirty (30) days after the Closing of the Business Combination. The Warrant Agreement provides that the Warrants (i) may be exercised for cash or on a cashless basis, pursuant to the terms of the Warrant Agreement, (ii) may not be transferred, assigned or sold until thirty (30) days after the completion by the Issuer of the Business Combination, and (iii) shall not be redeemable by the Issuer.

On February 2, 2018, in connection with the Closing of the Business Combination, the Sponsor and CCP, the Separate Account and COC completed the assignment of the Warrants in accordance with the terms of the Warrant Assignment Agreement.

The foregoing summary of the Subscription Agreement, the Warrant Assignment Agreement, the Insider Letter, the Warrant Purchase Agreement and the Warrant Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreement, the Warrant Assignment Agreement, the Insider Letter, the Warrant Purchase Agreement and the Warrant Agreement, respectively, copies of which are filed as Exhibits 4, 5, 6, 7 and 8, respectively, to this Schedule 13D and are incorporated by reference herein.

Founder Share Assignment Agreement

In connection with the Private Placement, on February 2, 2018, the Sponsor, the Issuer, Continental Stock Transfer and Trust Company, CCP and the Separate Account entered into an Agreement to Assign Founder Shares (the “Founder Share Assignment Agreement”), pursuant to which the Sponsor agreed to assign to CCP and the Separate Account an aggregate of 1,293,750 outstanding shares of Class A Stock initially purchased by the Sponsor in a private placement prior to Issuer’s initial public offering (the “Founder Shares”), 646,874 of which (the “Contingent Shares”) will be subject to certain vesting conditions described below.

CUSIP No. 74640Y 106

In accordance with the Subscription Agreement, all of the Founder Shares are subject to the terms of the Insider Letter, and the Contingent Shares are additionally subject to the terms of a Sponsor Share Agreement, by and among the Issuer, the Sponsor and Innohold (the “Sponsor Share Agreement”). The Insider Letter prohibits any transfer of the Founder Shares until the earliest of (i) one year after the completion of the Business Combination, (ii) if, subsequent to the Business Combination, the last sale price of the Class A Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (iii) if, subsequent to the Business Combination, the date following the completion of the Business Combination on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of equity holdings in the Issuer for cash, securities or other property.

In addition to the terms of the Insider Letter, the Contingent Shares are subject to the terms of the Sponsor Share Agreement. Pursuant to the Sponsor Share Agreement, the Contingent Shares cannot be sold, transferred, or otherwise disposed of, or hypothecated or otherwise granted any interest in or to, unless and until one of the following triggering events (each, a “Triggering Event”) has occurred: (i) the closing price of the Class A Stock on the principal exchange on which it is listed is at or above $12.50 for 20 trading days over a thirty trading day period (subject to certain adjustments), (ii) a change of control of the Issuer, (iii) a “going private” transaction by the Issuer pursuant to Rule 13e-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), or such other time as the Issuer ceases to be subject to the reporting obligations under Section 13 or 15(d) of the Exchange Act, or (iv) the time that the Class A Stock ceases to be listed on a national securities exchange. In the event that a Triggering Event has not occurred on or prior to the date which is eight (8) years following the Closing, the Contingent Shares will be forfeited. The Contingent Shares will no longer be subject to forfeiture upon the occurrence of a Triggering Event.

On February 2, 2018, in connection with the Closing of the Business Combination, the Sponsor and CCP and the Separate Account completed the assignment of the Founder Shares in accordance with the terms of the Founder Share Assignment Agreement.

The foregoing summary of the Subscription Agreement, the Insider Letter, the Founder Share Assignment Agreement and the Sponsor Share Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreement, the Insider Letter, the Founder Share Assignment Agreement and a form of the Sponsor Share Agreement, respectively, which are filed as Exhibits 4, 6, 9 and 10 to this Schedule 13D and are incorporated by reference herein.

Registration Rights Agreement

On February 2, 2018, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with CCP, the Separate Account and COC, providing for the registration under the Securities Act of 1933, as amended, of (i) the shares issued in the Private Placement, (ii) the Warrants and the shares issuable upon the exercise of the Warrants and (iii) the Founder Shares, subject to customary terms and conditions.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 11 to this Schedule 13D and is incorporated by reference herein.

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General

The Reporting Persons acquired the Class A Stock and Warrants for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Class A Stock and Warrants at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Class A Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Class A Stock and Warrants, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of Class A Stock and Warrants or dispose of all shares of Class A Stock and Warrants beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) – (b)	The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 9,682,855 shares of Class A Stock outstanding as of February 2, 2018, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2018. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 14.4% of the Common Stock.

(c)	Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Class A Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, COC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock. CC is the general partner of CCP and COC. Gray and Shackelton are the managers of CC and CCM.

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The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1*	Joint Filing Agreement, dated February 12, 2018

2	Credit Agreement, dated February 2, 2018, between the Issuer, CCP, the Separate Account and COC (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2018)

3	Parent Guaranty, dated February 2, 2018, between Issuer, CCP, the Separate Account and COC (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2018)

4	Subscription Agreement, dated February 1, 2018, between the Issuer, the Sponsor, CCP and the Separate Account (incorporated by reference to Exhibit 10.15 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2018)

5	Agreement to Assign Sponsor Warrants, dated February 2, 2018, between the Issuer, the Sponsor, Continental Stock Transfer and Trust Company, CCP, the Separate Account and COC (incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2018)

6	Insider Letter Agreement, by and among the Issuer and certain security holders, officers and directors of the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 4, 2015)

7	Sponsor Warrants Purchase Agreement, dated June 11, 2015, by and between the Issuer and Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed with the SEC on June 12, 2015)

8	Warrant Agreement, dated July 29, 2015, between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 4, 2015)

9	Agreement to Assign Founder Shares, dated February 2, 2018, between the Issuer, the Sponsor, Continental Stock Transfer and Trust Company and Issuer, CCP and the Separate Account (incorporated by reference to Exhibit 10.17 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2018)

10	Form of Sponsor Share Agreement, by and among the Issuer, the Sponsor and Innohold (incorporated by reference to Annex J to the Issuer’s Definitive Proxy Statement Relating to Merger or Acquisition on Schedule 14A filed with the SEC on January 16, 2018)

11	Registration Rights Agreement, dated February 2, 2018, between Issuer, CCP, the Separate Account and COC (incorporated by reference to Exhibit 10.18 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 8, 2018)

*	Filed herewith.

CUSIP No. 74640Y 106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2018

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CO-INVEST DEBT FUND, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact